Exhibit — 99.1
Rediff.Com Reports Results for the Second Quarter Ended September 30, 2011
Mumbai, India, October 21, 2011
Our overall revenues for the quarter ended September 30, 2011 were $5.1 million, an increase of approximately 1% over the corresponding quarter last fiscal year. Within this, revenues from India Online increased 1% while our U.S. Publishing business was relatively unchanged, all compared to the corresponding period last fiscal year.
We continue to focus our resources to position Rediff for the future by investing in our infrastructure and by partnering with technology leaders and operators to gain a competitive edge. The Indian Government, through it’s recently introduced, Draft National Telecom Policy, has announced aggressive plans to increase the broadband user base multifold, while significantly improving download speeds in both the short and long term. Additionally, plans were disclosed to bring fiber optic networks to rural areas and regions that have not experienced this technology before, which we believe bodes well for the telecom industry at large, and will have a positive impact on Rediff’s market position for years to come.
Throughout the year, we have continued to build out our service offerings, focusing on customer retention and growing our user base. Our recently announced daily deals service Rediff Deal Ho Jaye!, now has close to 4,000 merchants and is gaining traction every day. We are now looking to drive user adoption through mass media campaigns, while at the same time, providing support to participating merchants to help grow their business.
Our Rediff Local TV ad network is now live in 5 cities — Mumbai, Pune, Ahmedabad, Surat and Baroda — and provides a solution that small merchants need, and a future sales channel for our Company. In regard to Rediffmail NG, our paid mobile mail business, we are in the process of technical and billing integration with our telecom partners, and looking to grow our presence with small and medium sized enterprises. Additionally, we remain in discussions with several operators as we look to expand our reach throughout the mass India market.
Lastly, we have recently introduced a micro blogging service that enables users to broadcast messages and participate in conversations with other users, while providing the ability to shorten URLs on the fly. The service is integrated with our social media initiative MyPage.
“We are confident that all of these initiatives will position us for meaningful growth in the future; one that we believe is not so far away given increased investments in technology and throughout India’s infrastructure. We are equally encouraged by the renewed and aggressive commitment from the Indian Government to spearhead broadband adoption and improve quality and service. This is why we continue to invest in our business and expand the reach of the Rediff brand,” said Ajit Balakrishnan, Chairman and CEO of Rediff.com.

Our cash balance stood at $29.4 million, as of September 30, 2011, and we continue to invest approximately $2.0 — $2.5 million per quarter in our business. With cash on hand, we believe we have sufficient working capital to meet our liquidity needs and to execute on our strategy, including investments in product development, sales diversification and the entrance into new markets.
Further details of Rediff.com’s results for the second fiscal quarter ended September 30, 2011 are appended in tabular form to this press release. A script of the earnings result conference call held on October 21, 2011 will also be made available on Rediff’s Investor Information website at investor.rediff.com.
About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.
Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES TO FOLLOW
STATEMENT OF OPERATIONS
QUARTER ENDED SEPTEMBER 30, 2011
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended September 30
	2011	2010
Revenues
India Online	4.18	4.15
US Publishing	0.92	0.92
Total Revenues	5.10	5.07
Cost of Revenues *	(2.81)	(2.59)
Gross Margin	2.29	2.48
Gross Margin %	45%	49%
Operating Expenses *	(4.60)	(3.80)
Operating EBITDA	(2.31)	(1.32)
Depreciation / Amortization	(0.93)	(0.87)
Interest Income	0.76	0.86
Other Income	—	0.08
Foreign Exchange gain (loss)	(0.07)	0.04
Equity in net loss of equity method investee	(0.09)	(0.38)
Net loss before income taxes	(2.64)	(1.59)
Tax	—	—
Net loss	(2.64)	(1.59)
Net loss per ADS (in US dollars)	(0.096)	(0.057)

Net loss per ADS (in US dollars) diluted	(0.096)	(0.057)

Weighted average ADS Outstanding (in millions)	27.57	27.73

* Stock based Compensation included in:

Cost of revenue	0.02	0.03
Operating expenses	0.23	0.21
Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•
During the Fiscal year ended March 31, 2010 the company established an ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). During the quarter ended December 31, 2010 Trust purchased an additional 265,000 shares (equivalent to 530,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•	During the fiscal year ended March 31, 2011 the Company acquired Vubites India Private Limited and consolidated its result of operations.
Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).
Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:
RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED SEPTEMBER 30, 2011
(All figures are in US$ million)

	Quarter ended September 30
	2011	2010
Operating EBITDA (Non GAAP)	(2.31)	(1.32)
Depreciation / Amortization	(0.93)	(0.87)
Interest Income	0.76	0.86
Other Income	—	0.08
Foreign Exchange gain (loss)	(0.07)	0.04
Equity in net loss of equity method investee	(0.09)	(0.38)
Net loss before income taxes	(2.64)	(1.59)
Tax	—	—

Net loss (GAAP)	(2.64)	(1.59)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:
RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED SEPTEMBER 30, 2011
(All figures are in US$ million)

	Quarter ended September 30
	2011	2010
Operating Expenses (GAAP)	5.53	4.67
Depreciation/Amortization	(0.93)	(0.87)
Operating Expense (Non-GAAP)	4.60	3.80
For further details contact:
Mandar Narvekar
Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-24449144
Email: investor@rediff.co.in
Glenn Wiener and Jay Morakis
GW Communications (U.S.A.)
Tel. 212.786.6011 / 212.786.6037
Email: gwiener@GWCco.com / jmorakis@GWCco.com